Filed by Joe’s Jeans Inc.

Commission File No. 000-18926

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RG Parent, LLC

Joe’s Jeans Announces Completion of Sale of its Joe’s® Brand to Sequential Brands Group

LOS ANGELES, CALIFORNIA, September 14, 2015 — Joe’s Jeans Inc. (NASDAQ: JOEZ) (the “Company”) announced today that it has completed the sale of certain of its operating and intellectual property assets related to the Joe’s® brand and business for an aggregate purchase price of $80 million, led by Sequential Brands Group, Inc. (NASDAQ: SQBG) (“SQBG”). SQBG acquired the Joe’s® brand for $67 million. Contemporaneously, Global Brands Group Holding Limited (SEHK Stock Code: 787) acquired certain operating assets for $13 million. The Company used the proceeds of the transactions to repay certain outstanding indebtedness, including all of its indebtedness outstanding under the Company’s senior term loan agreement.  The Company expects to rename itself Differential Brands Group Inc. and remain listed on NASDAQ.

As previously announced, the Company continues to work toward the completion of the merger of the remaining Hudson business with the parent company of Robert Graham, RG Parent LLC, a nationally-recognized fashion brand.

About Joe’s Jeans Inc.

Joe’s Jeans Inc. designs, produces and sells apparel and apparel-related products to the retail and premium markets under the Joe’s® and Hudson® brands and related trademarks. More information is available at the company’s websites at www.joesjeans.com and www.hudsonjeans.com.

This release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. The matters discussed in this news release involve estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. All statements in this news release that are not purely historical facts are forward-looking statements, including statements containing the words “may,” “will,” “expect,” “anticipate,” “intend,” “estimate,” “continue,” “believe,” “plan,” “project,” “will be,” “will continue,” “will likely result” or similar expressions. Any forward-looking statement inherently involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to: the parties’ ability to close the merger, including the receipt and terms and conditions of any required governmental approval of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the merger, the diversion of management’s time and attention from the Company’s ongoing business during this time period, the impact of the merger on the Company’s stock price, the anticipated benefits of the merger on its financial results, business performance and product offerings, the Company’s ability to successfully integrate Robert Graham business and realize cost savings and any other synergies, the risk that the credit ratings of the combined company or its subsidiaries may be different from what the Company expects, continued acceptance of our product, product demand, competition, capital adequacy, general economic conditions and the potential inability to raise additional capital if required; the risk that the Company will be unsuccessful in gauging fashion trends and changing customer preferences; the risk that changes in general economic conditions, consumer confidence, or consumer spending patterns will have a negative impact on the Company’s financial performance; the highly competitive nature of the Company’s business in the United States and internationally and its dependence on consumer spending patterns, which are influenced by numerous other factors; the Company’s ability to respond to the business environment and fashion trends; continued acceptance of the Company’s brands in the marketplace; and other risks. The Company discusses certain of these factors more fully in its additional filings with the SEC, including its last annual report on Form 10-K and quarterly report on Form 10-Q filed with the SEC, and this release should be read in conjunction with those reports, together with all of the Company’s other filings, including current reports on Form 8-K, through the date of this release. The Company urges you to consider all of these risks, uncertainties and other factors carefully in evaluating the forward-looking statements contained in this release.

Any forward-looking statement is based on information current as of the date of this document and speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update these statements to reflect events or circumstances after the date on which such statement is made. Readers are cautioned not to place undue reliance on forward-looking statements.

Additional Information about the Proposed Merger and Where to Find It

This communication relates to the proposed merger pursuant to the Agreement and Plan of Merger, dated September 8, 2015, by and among RG Parent, LLC, JJ Merger Sub LLC and Joe’s Jeans Inc.

On September 9, 2015, the Company filed with the SEC a current report on Form 8-K that includes additional information and relevant documents regarding the merger.  In connection with the proposed merger, the Company expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company that also constitutes a prospectus of the Company, which proxy statement will be mailed or otherwise disseminated to the Company’s stockholders when it becomes available.  The Company also plans to file other relevant documents with the SEC regarding the proposed merger.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by the Company with the SEC at the SEC’s website www.sec.gov.  Copies of the documents filed by the Company will be available free of charge on its website at www.joesjeans.com or by contacting the individual listed below.

Certain Information Regarding Participants

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger.  You can find information about the Company’s executive officers and directors in the Company’s Form 10-K/A filed with the SEC on March 30, 2015.  Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the

SEC if and when they become available.  You may obtain free copies of these documents from the Company by contacting the individual listed below.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact:

Joe’s Jeans Inc.

Hamish Sandhu

323-837-3700 x 304